

Mail Stop 3030

May 25, 2017

Via E-Mail
Daniel J. Hennessy
Chairman and Chief Executive Officer
Hennessy Capital Acquisition Corp. III
3485 N. Pines Way, Suite 110
Wilson, WY 83014

> **Re:** **Hennessy Capital Acquisition Corp. III**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 11, 2017**
> **CIK No. 0001703038**

Dear Mr. Hennessy:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 4, 2017 letter.

Summary, page 1

1. Please address that part of prior comment 29 regarding warrants issued upon conversion of loans mentioned on page 54.

2. Please respond to that portion of prior comment 3 that asked if other measures would suggest different conclusions regarding the Hennessy I and Hennessy II transactions.

Redemption rights in connection with proposed amendments . . ., page 18

3.   We note that section 1(k) of exhibit 10.3 indicates that funds from the trust account will be released to you to pay redeeming shareholders in connection with a proposed amendment to your certificate of incorporation. Please provide us your analysis of whether this process increases the risk that those funds will be exposed to claims of creditors or tax authorities, as opposed to a process by which the trustee would release the funds directly to the redeeming shareholders.

If third parties bring claims against us . . ., page 30

4.   Refer to the last sentence of the penultimate paragraph to Exhibit A of exhibit 10.3. That provision appears to permit the trustee to retain trust funds for expenses of liquidating the trust in connection with a business combination. Reconcile with your response to prior comment 15.

We may issue additional common or preferred shares . . ., page 36

5.   We note from your revisions in response to comment 25 that public stockholders will have an opportunity to redeem their common stock in connection with any charter amendment related to your pre-initial business combination activity. Reconcile with disclosure elsewhere that the right to redeem does not extend to all such amendments. See for example section 1(k) of exhibit 10.3, the second full risk factor on page 27, the first paragraph following the paragraph numbered (6) on page 53, and the penultimate paragraph on page 54.

Transfers of Founder Shares and Private Placement Warrants, page 102

6.   Given your response to prior comment 27 and your exclusion of clause (f) from the last sentence of this section, it appears you could transfer the securities to parties who would not be bound by the agreements if you liquidate before completing a business combination. Therefore, it appears that the agreements affecting those securities, including the waiver to liquidation distributions on the founder shares mentioned on page 20, could become inapplicable. If so, revise your disclosures throughout your prospectus regarding those agreements to highlight the ability to eliminate them.

7.   It is unclear why you refer to the agreements regarding voting, the trust account and liquidation distributions as examples of transfer restrictions. Please revise or advise. Also, please tell us which section of which exhibit includes these agreements.

Redeemable Warrants, page 108

8.   We note your response to prior comment 28; however, it is unclear how your statement in the first paragraph that you will not be obligated to deliver shares pursuant to exercise of

a warrant unless a registration statement is effective reconciles with your disclosure on page 34 that you "will be required to permit holders to exercise their warrants on a cashless basis" if "the shares issuable upon the exercise of the warrants are not registered under the Securities Act." Please revise to clarify.

United States Federal Income Tax Considerations, page 117

9.   Please address that part of prior comment 13 regarding the material alternative tax consequences if the separation of the common stock and warrant comprising the unit is a taxable event.

Exhibit 5.1

10.   The opinion required by Regulation S-K Item 601(b)(5) should not include conditions that have the effect of excluding material facts or legal conclusions underlying the opinion. We note the conditions in the paragraph numbered 3 regarding the terms of the warrants and warrant agreement being established, the warrants and warrant agreement being authenticated, and the warrant agreement being executed. Please file a revised opinion.

You may contact Michael Fay at (202) 551-3812 or Brian Cascio, Accounting Branch Chief at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP